Bradley Reed To Call Writer Directly: +1 312 862 7351 bradley.reed@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

April 7, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Geoff Kruczek

Jay Ingram

Re:	Stable Road Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

File No. 001-39128

Filed March 25, 2021

Dear Mr. Kruczek and Mr. Ingram:

Stable Road Acquisition Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) an Amendment (the “Amendment”) to the Preliminary Proxy on Schedule 14A (the “Preliminary Proxy”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 5, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers contained in the Amendment that address the applicable Staff comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Beijing    Boston    Dallas    Hong Kong    Houston    London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco    Shanghai    Washington, D.C.

Securities and Exchange Commission

April 7, 2021

Preliminary Proxy Statement on Schedule 14A filed March 25, 2021

General

1. Consistent with the requirements of Item 19 of Schedule 14A, please revise to include a materially complete description of the reasons why you are seeking to amend the charter to extend the life of Stable Road in Proposal No. 3. We would expect to see an explanation to shareholders that addresses in transparent and comprehensive terms the current status of the proposed business combination and the likelihood that you will be able to complete the transaction with Momentus. In this regard, the disclosure should address the steps required for consummation of the merger and commencement of operations, including but not limited to, the need for various regulatory reviews and approvals, licenses, agreements and permits required to conduct the business and their status. In addition, the disclosure should address the impact on the proposed business combination of the departure of Momentus’ founder and former CEO and his associated divesture of interests.

Response:

In response to the Staff’s comment, the Company has updated its disclosure under the headings “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING—Why am I receiving this proxy statement?”, “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING—Why is the Company proposing the Extension Amendment Proposal?”, “PROPOSAL NO. 3 — THE EXTENSION AMENDMENT PROPOSAL—Background” and “PROPOSAL NO. 3 — THE EXTENSION AMENDMENT PROPOSAL—Reasons for the Proposal.” The Company has also inserted a new section entitled “SUMMARY OF STATUS AND RECENT DEVELOPMENTS WITH RESPECT TO THE MOMENTUS BUSINESS COMBINATION” which provides additional information on the requested disclosures.

2. We note that Momentus’ is subject to pending applications for licenses or regulatory approvals, including from the FAA, FCC and NOAA, as well as an ongoing CFIUS review. Please address the status of these licenses, approvals, or reviews, and the operational uncertainty these pending matters raise for the proposed business combination transaction and the potential impact of an adverse determination so that investors may assess the advantages or disadvantages of voting in favor of the proposal to extend the time to complete the business combination transaction.

Response:

In response to the Staff’s comment, the Company has inserted a new section entitled “SUMMARY OF STATUS AND RECENT DEVELOPMENTS WITH RESPECT TO THE MOMENTUS BUSINESS COMBINATION” describing the status and operational uncertainty of each of these matters.

Securities and Exchange Commission

April 7, 2021

3. In addition to the pending regulatory matters, we note that Momentus has delayed its initial launch until June 2021. Revise your disclosure to provide investors with an up-to-date understanding of Momentus’ operational status and prospects, clearly disclosing any assumptions underlying that information.

Response:

In response to the Staff’s comment, the Company has inserted a new section entitled “SUMMARY OF STATUS AND RECENT DEVELOPMENTS WITH RESPECT TO THE MOMENTUS BUSINESS COMBINATION—Operational Recent Developments Regarding Momentus”.

Why should I vote for the Extension Amendment?, page 3

4. We note that you discuss only positive factors relating to the Momentus transaction. Please revise to discuss negative factors relating to that transaction. Include those considered by your officers and directors and those that have arisen since your board approved the transaction.

Response:

In response to the Staff’s comment, the Company has updated its disclosure under the heading “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING—Why should I vote for the Extension Amendment?” and added a heading entitled “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING—What are the risks of voting for the Extension Amendment?” in order to discuss potential negative factors relating to the Momentus transaction.

How do the Company insiders intend to vote their shares?, page 4

5. We note the general disclosure here and that your beneficial ownership table provides disclosure as of February 21, 2021. Revise to disclose whether any insiders have purchased, or made arrangements to purchase or direct the voting of shares in connection with this proxy statement or the proposed transaction with Momentus. Quantify the number and revise your disclosure accordingly.

Response:

The Company respectfully advises the Staff that no insiders have purchased, or made arrangements to purchase or direct the voting of shares in connection with this proxy statement or the proposed transaction with Momentus. In response to the Staff’s comment, the Company has updated its disclosure under the headings “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING—How do the Company insiders intend to vote their shares?” and “PROPOSAL NO. 3 — THE EXTENSION AMENDMENT PROPOSAL—Required Vote” of the Amendment.

In addition, the Company has revised the Security Ownership of Beneficial Owners and Management table to reflect data as of April 5, 2021.

Securities and Exchange Commission

April 7, 2021

Interests of the Company's Directors and Officers, page 31

6. We note that your current disclosure describes the general interests your directors and officers have in the transaction and extension amendment. Please revise to quantify those interests.

Response:

In response to the Staff’s comment, the Company has updated its disclosure under the heading “PROPOSAL NO. 3 — THE EXTENSION AMENDMENT PROPOSAL—Interests of the Company’s Directors and Officers” in order to quantify the interests of the Company’s directors and officers.

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Securities and Exchange Commission

April 7, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7351 or Kevin M. Frank at (312) 862-3373.

Sincerely,

/s/ Bradley Reed
Bradley Reed

cc:	Brian Kabot Stable Road Acquisition Corp.